Exhibit 99.1

Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman, KY1-1108, Cayman Islands

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS
To Be Held On JULY 24, 2026

NOTICE IS HEREBY GIVEN that you are cordially invited to attend an extraordinary general meeting (the “Extraordinary Meeting”) of shareholders of Blue Gold Limited, a Cayman Islands exempted company limited by shares (the “Company,” “Blue Gold,” “we,” “us,” or “our”), to be held on July 24, 2026, at 10:00 a.m., New York time, to be held virtually at https://www.cstproxy.com/bluegoldmine/sm2026 to consider and if thought fit, to pass the following resolutions:

ORDINARY RESOLUTION THAT:

(1)    The Company be authorized to effect a reverse stock split by consolidating all of the Company’s authorized shares (including all authorized Class A ordinary shares of par value US$0.0001 each and all authorized preferred shares of par value US$0.0001 each) at a consolidation ratio of not less than one-for-two (1:2) and not more than one-for-two hundred (1:200), with the Company’s Board of Directors (the “Board”) authorized to determine the final ratio and to implement such reverse stock split in their sole discretion at any time prior to the first anniversary of the Extraordinary Meeting (the “Reverse Stock Split”).

SPECIAL RESOLUTION THAT:

(2)    Conditional upon and effective upon the implementation of the Reverse Stock Split, the Company’s Memorandum and Articles of Association be amended and restated to reflect the Reverse Stock Split, including to reflect the corresponding increase in the par value of each authorized share and the proportionate reduction in the number of authorized shares of the Company resulting from the Reverse Stock Split, substantially in the form set forth in Appendix A (the “M&A Restatement”), with the Board authorized to make such changes as may be necessary or appropriate to reflect the final consolidation ratio determined by the Board.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Extraordinary Meeting.

The Board fixed 5:00 p.m., New York time on July 7, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Extraordinary Meeting or any adjournment or postponement thereof.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Extraordinary Meeting in person, please vote your shares promptly by casting your vote via the internet. You may revoke your vote by submitting a subsequent vote over the internet before the Extraordinary Meeting, or by voting in person at the Extraordinary Meeting.

July 14, 2026	By Order of the Board of Directors,
/s/ Andrew Cavaghan
Andrew Cavaghan
Director

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
Extraordinary Meeting of Members TO BE HELD ON JULY 24, 2026

This Notice and Proxy Statement are available online at https://www.cstproxy.com/bluegoldmine/sm2026 and please find them under the “Documents & Forms” tab. This Notice and Proxy Statement are also available online at www.bluegoldmine.com.

i

Blue Gold Limited

Mourant Governance Services (Cayman) Limited,
94 Solaris Avenue, Camana Bay,
Grand Cayman, KY1-1108,
Cayman Islands

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of Blue Gold Limited, a Cayman Islands exempted company limited by shares (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held at 10:00 a.m., New York time, on July 24, 2026, and at any adjournment or adjournments thereof, virtually at https://www.cstproxy.com/bluegoldmine/sm2026.

We will send or make these proxy materials available to shareholders on or about July 14, 2026.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purpose of the Extraordinary Meeting is to consider, and if thought fit, approve the following resolutions:

ORDINARY RESOLUTION THAT:

(1)    The Company be authorized to effect a reverse stock split by consolidating all of the Company’s authorized shares (including all authorized Class A ordinary shares of par value US$0.0001 each and all authorized preferred shares of par value US$0.0001 each) at a consolidation ratio of not less than one-for-two (1:2) and not more than one-for-two hundred (1:200), with the Company’s Board of Directors (the “Board”) authorized to determine the final ratio and to implement such reverse stock split in their sole discretion at any time prior to the first anniversary of the Extraordinary Meeting (the “Reverse Stock Split”).

SPECIAL RESOLUTION THAT:

(2)    Conditional upon and effective upon the implementation of the Reverse Stock Split, the Company’s Memorandum and Articles of Association be amended and restated to reflect the Reverse Stock Split, including to reflect the corresponding increase in the par value of each authorized share and the proportionate reduction in the number of authorized shares of the Company resulting from the Reverse Stock Split, substantially in the form set forth in Appendix A (the “M&A Restatement”), with the Board authorized to make such changes as may be necessary or appropriate to reflect the final consolidation ratio determined by the Board.

The Board recommends a vote FOR the resolutions.

Will there be any other items of business on the agenda?

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might properly be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting.

Who is entitled to vote at the Extraordinary Meeting?

Only shareholders of record of our Class A ordinary shares of a par value of US$0.0001 each (the “Ordinary Shares”), as of 5:00 p.m., New York time on July 7, 2026 (the “Record Date”) are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof. On the Record Date, 43,301,723 Ordinary Shares were issued and outstanding.

Each fully paid Ordinary Share is entitled on a poll to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

No business shall be transacted at the Extraordinary Meeting unless a quorum is present. The presence, in person or by proxy, of one or more persons holding at least a majority in par value of the issued Ordinary Shares conferring the right to attend and vote at the Extraordinary Meeting will be a quorum. Abstentions and broker non-votes will be counted for the purposes of establishing a quorum. Broker non-votes and abstentions will not be taken into account in determining the outcome of the proposal. In the event that a quorum is not present within half an hour from the time appointed for the meeting, the Extraordinary Meeting may be adjourned in order to permit the further solicitation of proxies.

Votes Required

How many votes are required to approve a proposal?

Assuming a quorum as referenced above is reached:

Proposal 1 will be approved if the resolution approving such proposal is passed by a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy.

Proposal 2 will be approved if the resolution approving such proposal is passed by at least three-quarters of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy.

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposal. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact the vote.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote before or during the Extraordinary Meeting by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time but no later than two hours before the commencement of the meeting or adjourned meeting, at which the proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are a shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting that was postponed or adjourned.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL NO. 1 — REVERSE STOCK SPLIT

Purpose of the Reverse Stock Split

The Company’s Ordinary Shares are listed on the Nasdaq Stock Market (“Nasdaq”). Nasdaq requires listed companies to maintain a minimum closing bid price of US$1.00 per share. The Company anticipates receiving notice from Nasdaq that the bid price of its Ordinary Shares has fallen below the US$1.00 minimum bid price requirement. Following receipt of such notice, the Company would have 180 days to regain compliance, and one method of regaining compliance is to effect a reverse stock split to increase the per-share trading price of the Ordinary Shares.

Accordingly, the Board is seeking shareholder authority to effect the Reverse Stock Split, by way of a consolidation of the Company’s authorized shares, at a ratio within a range of not less than one-for-two (1:2) and not more than one-for-two hundred (1:200), with the final ratio and the timing of implementation to be determined by the Board in its sole discretion at any time prior to the first anniversary of the Extraordinary Meeting. Granting the Board this discretion provides the Board with the flexibility to implement the Reverse Stock Split at the ratio and time best suited to regaining and maintaining compliance with the Nasdaq minimum bid price requirement.

Under Article 68 of the Company’s current memorandum and articles of association (the “Articles”), the Company may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares. Accordingly, the Reverse Stock Split is proposed as an ordinary resolution, which requires the approval of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 1.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL NO. 1 — REVERSE STOCK SPLIT.

PROPOSAL NO. 2 — AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Purpose of the Amendment and Restatement

The Company’s authorized share capital is currently US$50,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each. If the Reverse Stock Split is implemented, the Company’s issued and authorized share capital will be consolidated, resulting in a proportionate increase in the par value of each share and a proportionate reduction in the number of authorized shares, in each case by reference to the final consolidation ratio determined by the Board.

The Board considers that, if the Reverse Stock Split is approved and implemented, it would be advisable for the Articles to be amended and restated to reflect the Company’s authorized share capital following implementation of the Reverse Stock Split, including to reflect the corresponding increase in the par value of each authorized share and the proportionate reduction in the number of authorized shares of the Company resulting therefrom. Under the Companies Act (as amended) of the Cayman Islands and the Articles, an amendment to the Articles requires a special resolution. Accordingly, shareholders are being asked to approve, as a special resolution, the amendment and restatement of the Memorandum and Articles of Association in the form set forth in Appendix A, with the Directors authorized to finalize the par value and authorized share figures to reflect the final consolidation ratio.

Effects of the Amendment

If approved, the M&A Restatement will take effect conditional upon and with effect from the implementation of the Reverse Stock Split, and the Company’s Memorandum and Articles of Association will be amended and restated to reflect the increased par value of each authorized share and the reduced number of authorized shares resulting from the Reverse Stock Split. The M&A Restatement will not otherwise alter the rights attaching to the shares.

Vote Required

Assuming that a quorum is present, the affirmative vote of at least three-quarters of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 2.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL NO. 2 — AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION.

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, proxies in the accompanying form may be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Continental Stock Transfer & Trust Company. Its address is 1 State St 30th floor, New York, NY 10004, United States, and its telephone number is +1(212) 509 4000.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

July 14, 2026	By Order of the Board of Directors
/s/ Andrew Cavaghan
Andrew Cavaghan Director

APPENDIX A

COMPANIES ACT (AS AMENDED)

____________________________________________

COMPANY LIMITED BY SHARES

____________________________________________

SECOND AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

BLUE GOLD LIMITED

(adopted pursuant to special resolutions of the Company passed on [_] 2026 and effective on [_] 202[_])

COMPANIES ACT (AS AMENDED)

________________________________________

COMPANY LIMITED BY SHARES

________________________________________

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

BLUE GOLD LIMITED

(adopted pursuant to a special resolution of the Company passed on [_] 2026 and effective on [_] 202[_])

1.      The name of the Company is Blue Gold Limited.

2.      The registered office of the Company is at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands or at such other place as the Directors may from time to time decide.

3.      The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act.

4.      The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.      Nothing in the preceding paragraphs shall be deemed to permit the Company to carry on the business of a bank or trust company without being licensed in that behalf under the provisions of the Banks and Trust Companies Act (as amended), or to carry on insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the provisions of the Insurance Act (as amended) or to carry on the business of company management without being licensed in that behalf under the provisions of the Companies Management Act (as amended).

6.      The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands, provided that nothing in this Memorandum of Association shall be construed as to prevent the Company from effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of business outside the Cayman Islands.

7.      The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

8.      The authorised share capital of the Company is US$50,000 divided into [_] Class A ordinary shares of par value US$[_] per share and [_] preferred shares of par value US$[_] per share, with the power for the Company, insofar as is permitted by law and the Articles, to redeem, purchase or redesignate any of its shares and to increase or reduce the said share capital subject to the Companies Act and the Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

9.      The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

10.    Capitalised terms that are not defined in this Memorandum bear the meanings given to those terms in the Articles.

COMPANIES ACT (AS AMENDED)

________________________________________

COMPANY LIMITED BY SHARES

________________________________________

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

BLUE GOLD LIMITED

(adopted pursuant to a special resolution of the Company passed on [_] 2026 and effective on [_] 202[_])

A-i

COMPANIES ACT (AS AMENDED)

________________________________________

COMPANY LIMITED BY SHARES

________________________________________

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

BLUE GOLD LIMITED

(adopted pursuant to a special resolution of the Company passed on [_] 2026 and effective on [_] 202[_])

TABLE A

1.      In these Articles, the regulations contained in Table A in the First Schedule to the Companies Act (as defined below) do not apply except insofar as they are repeated or contained in these Articles.

DEFINITIONS AND INTERPRETATION

2.      In these Articles, the following words and expressions shall have the meanings set out below save where the context otherwise requires:

Applicable Law

with respect to any person, all applicable provisions of all constitutions, treaties, statutes, laws (including the common law), codes, rules, regulations, ordinances or orders of any Governmental Authority, and any orders, decisions, injunctions, awards and decrees of or agreements with any Governmental Authority;

Articles	these articles of association of the Company, as amended or amended and restated from time to time by Special Resolution;
Audit Committee	the audit committee of the board of directors of the Company established pursuant to Article 155, or any successor audit committee;
Auditors	the auditor or auditors for the time being of the Company;
Board of Directors	the Directors assembled as a board or assembled as a committee appointed by that board;
BGHL	Blue Gold Holdings Limited, a private company limited by shares, formed under the laws of England and Wales;
Business Combination	the business combination among the Company, Perception and BGHL pursuant to the Business Combination Agreement;
Business Combination Agreement	the second amended and restated business combination agreement dated 12 June 2024 by and among Perception, the Company and BGHL, as amended, supplemented or otherwise modified from time to time;
Chairperson	has the meaning given in Article 130;

Class or Classes	any class or classes of Shares as may from time to time be issued by the Company;
Class A Ordinary Share	a Class A ordinary share of a par value of US$[_] in the share capital of the Company;
Companies Act	the Companies Act (as amended);
Company	the above-named company;
Company’s Website

the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company in connection with its initial public offering, or which has otherwise been notified to Shareholders;

Deputy Chairperson	has the meaning given in Article 130;
Designated Stock Exchange

any national securities exchange or automated system on which the Company’s securities are traded, including, but not limited to, NASDAQ Global Market, The New York Stock Exchange or any over-the-counter (OTC) market;

Directors	the directors of the Company for the time being;
Dividend	any dividend (whether interim or final) resolved to be paid on Shares pursuant to these Articles;
DPA	has the meaning given in Article 177;
Electronic Record	has the same meaning as in the Electronic Transactions Act;
Electronic Transactions Act	the Electronic Transactions Act (as amended);
Governmental Authority

any nation or government or any province or state or any other political subdivision thereof, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, tribunal, government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organisation;

Memorandum	the memorandum of association of the Company, as amended or amended and restated from time to time by Special Resolution;
Ordinary Resolution

a resolution passed by a simple majority of the votes of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled;

paid up	paid up as to the par value and any premium payable in respect of the issue of any Shares and includes credited as paid up;
Perception	Perception Capital Corp. IV, an exempted company incorporated under the laws of the Cayman Islands;
person	any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having separate legal personality) or any of them as the context so requires;
Personal Data	has the meaning given in Article 177;
Preferred Share	a preferred share of a par value of US$[_] in the share capital of the Company;

Register of Members	the register of Shareholders to be kept pursuant to these Articles;
Registered Office	the registered office of the Company for the time being;
Registration

the registration of the Class A Ordinary Shares issued in the Business Combination that results in the Class A Ordinary Shares being able to be sold publicly on the Designated Stock Exchange without restriction under the United States Securities Act of 1933, as amended;

Restricted Shares	the Class A Ordinary Shares issued in the Business Combination, other than the Unrestricted Shares;
Seal	the common seal of the Company including any duplicate seal;
SEC	the United States Securities and Exchange Commission;
Secretary	any person appointed by the Directors to perform any of the duties of the secretary of the Company, including a joint, assistant or deputy secretary;
Series	a series of a Class as may from time to time be issued by the Company;
Share	a share in the capital of the Company and includes a fraction of any such share;
Shareholder

any person registered in the Register of Members as the holder of Shares of the Company and, where two or more persons are so registered as the joint holders of such Shares, the person whose name stands first in the Register of Members as one of such joint holders;

Share Premium Account	the share premium account established in accordance with these Articles and the Companies Act;
signed	includes an electronic signature and a signature or representation of a signature affixed by mechanical means;
Special Resolution

a resolution passed by a majority of at least three-quarters of the votes of such Shareholders as, being entitled to do so, vote in person, where proxies are allowed, by proxy, at a general meeting and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled;

Treasury Shares	Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled;
Unrestricted Shares

Class A Ordinary Shares that are: (i) issued to holders of shares in Perception that are not redeemed in the Business Combination; and (ii) previously Restricted Shares that have been released from lock-up pursuant to Article 39; and

US Exchange Act	the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

3.      In these Articles, unless there be something in the subject or context inconsistent with such construction:

(a)     words importing the singular number shall include the plural number and vice versa;

(b)    words importing a gender shall include other genders;

(c)     words importing persons only shall include companies, partnerships, trusts or associations or bodies of persons, whether corporate or not;

(d)    the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(e)     the word “year” shall mean calendar year, the word “quarter” shall mean calendar quarter and the word “month” shall mean calendar month;

(f)     a reference to a “dollar” or “$” is a reference to the legal currency of the United States of America;

(g)    a reference to any enactment includes a reference to any modification or re-enactment thereof for the time being in force;

(h)    a reference to any meeting (whether of the Directors, a committee appointed by the Board of Directors or the Shareholders or any class of Shareholders) includes any adjournment of that meeting;

(i)     Sections 8 and 19 of the Electronic Transactions Act shall not apply; and

(j)     a reference to “written” or “in writing” includes a reference to all modes of representing or reproducing words in visible form, including in the form of an Electronic Record.

4.      Subject to the two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

5.      The table of contents to, and the headings in, these Articles are for convenience of reference only and are to be ignored in construing these Articles.

COMMENCEMENT OF BUSINESS

6.      The business of the Company may be commenced as soon after incorporation as the Board of Directors shall see fit.

SITUATION OF REGISTERED OFFICE

7.      The Registered Office shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company, in addition to the Registered Office, may establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

SHARES

8.      The Directors may impose such restrictions as they think necessary on the offer and sale of any Shares.

9.      The Directors may in their absolute discretion refuse to accept any application for Shares and may accept any application in whole or in part.

10.    The Company may on any issue of Shares deduct any sales charge or subscription fee from the amount subscribed for the Shares.

11.    No person shall be recognised by the Company as holding any Share upon any trust, and the Company shall not be bound by or recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share, or (except as otherwise provided by these Articles or as required by law) any other right in respect of any Share except an absolute right thereto in the registered holder.

12.    The Directors shall keep or cause to be kept a Register of Members as required by the Companies Act at such place or places as the Directors may from time to time determine. In the absence of any such determination, the Register of Members shall be kept at the Registered Office.

13.    The Directors in each year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Companies Act in respect of exempted companies and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

14.    The Company shall not issue Shares to bearer.

ISSUE OF SHARES

15.    Subject to the provisions of the Memorandum and to any direction that may be given by the Company in general meeting and, where applicable, the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Companies Act and these Articles) vary such rights, and for such purposes the Directors may reserve an appropriate number of Shares for the time being unissued.

16.    The Company may issue rights, options, warrants or convertible securities or securities of a similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine, and for such purposes the Directors may reserve an appropriate number of Shares for the time being unissued.

17.    The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

18.    Subject to Article 30, the Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and Series and sub-series and the different Classes and sub-classes and Series and sub-series shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes and Series (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution.

19.    The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, calls or otherwise howsoever), limitations, preferences, privileges, qualifications, restrictions, rights (including without prejudice to the foregoing generality, voting and participation rights) and other attributes of a Share. If more than one fraction of a Share is issued to or acquired by the same Shareholder, such fractions shall be accumulated.

20.    The premium arising on all issues of Shares shall be held in the Share Premium Account established in accordance with these Articles.

21.    Payment for Shares shall be made at such time and place and to such person on behalf of the Company as the Directors may from time to time determine. Payment for any Shares shall be made in such currency as the Directors may determine from time to time, provided that the Directors shall have the discretion to accept payment in any other currency or in kind or a combination of cash and in kind.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

22.    Subject to the Companies Act and the rules of the Designated Stock Exchange, the Company may:

(a)     issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company and/or the Shareholder on such terms and in such manner as the Directors may, before the issue of such Shares, determine;

(b)    purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the relevant Shareholder(s);

(c)     make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of its capital, profits or the proceeds of a fresh issue of Shares; and

(d)    accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

23.    Unless the Directors determine otherwise, any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

24.    The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

25.    The Directors may when making payments in respect of a redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

TREASURY SHARES

26.    Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

27.    No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Shareholders on a winding up) may be declared or paid in respect of a Treasury Share.

28.    The Company shall be entered in the Register of Members as the holder of the Treasury Shares provided that:

(a)     the Company shall not be treated as a Shareholder for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)    a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of Treasury Shares is permitted and Shares allotted as fully paid bonus shares in respect of Treasury Shares shall be treated as Treasury Shares.

29.    Treasury Shares may be disposed of by the Company on any terms and conditions determined by the Directors.

MODIFICATION OF RIGHTS

30.    If at any time the share capital of the Company is divided into different Classes of Shares, the rights attached to any Class (unless otherwise provided by the terms of issue of the Shares of that Class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that Class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than a majority of the issued Shares of that Class, or with the approval of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the Shares of that Class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant Class. To any such meeting, all the provisions of these Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be any one or more persons holding or representing by proxy not less than a majority of the issued Shares of that Class (provided that, if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum).

31.    For the purposes of a separate Class meeting, the Directors may treat two or more or all of the Classes of Shares as forming one Class of Shares if the Directors consider that such Classes of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes of Shares.

32.    The rights conferred upon the holders of the Shares of any Class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that Class, be deemed to be varied by: (i) the creation or issue of further shares ranking pari passu therewith; (ii) the redemption or purchase of any Shares of any Class by the Company; (iii) the cancellation of authorised but unissued Shares of that Class; or (iv) the creation or issue of Shares with preferred or other rights including, without limitation, the creation of any Class or issue of Shares.

COMMISSION ON SALES OF SHARES

33.    The Company may, in so far as the Companies Act permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

SHARE CERTIFICATES

34.    The Shares will be issued in fully registered, book-entry form. A Shareholder shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to these Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

35.    If a share certificate is defaced, worn out, lost or destroyed it may be renewed on such terms (if any) as to evidence and indemnity and on payment of such fee, if any, and on such terms if any, as to evidence and obligations to indemnify the Company as the Board of Directors may determine and (in the case of defacement or wearing out) upon delivery of the old certificate.

36.    Every share certificate sent in accordance with these Articles will be sent at the risk of the Shareholder or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

37.    Every share certificate of the Company shall bear legends required under Applicable Law, including the US Exchange Act.

TRANSFER AND TRANSMISSION OF SHARES

38.    Subject to these Articles and the rules or regulations of the Designated Stock Exchange or any relevant rules of the SEC or securities laws (including, but not limited to the US Exchange Act), a Shareholder may transfer all or any of his, her or its Shares.

39.    Restricted Shares shall be subject to lock-up unless and until released from lock-up in accordance with this Article 39. Restricted Shares shall be released from lock-up as follows:

(a)     five percent (5%) of the Restricted Shares shall be released from lock-up immediately upon the Registration;

(b)    an additional five percent (5%) of the Restricted Shares shall be released from lock-up on each month following the Registration; provided that, in each such month, the volume weighted-average trading price of the Class A Ordinary Shares on the Designated Stock Exchange is greater than ten dollars ($10.00) per Share for at least twenty (20) out of the applicable number of trading days of that month;

(c)     all remaining Restricted Shares shall be released from lock-up on the earlier to occur of:

(i)     the Directors, in their sole and absolute discretion, resolving to release such Restricted Shares from lock-up;

(ii)    the volume weighted-average trading price of the Class A Ordinary Shares on the Designated Stock Exchange exceeding twenty dollars ($20.00) for at least sixty (60) out of any ninety (90) day period; or

(iii)   the second anniversary of the consummation of the Business Combination.

Each release of Restricted Shares from lock-up pursuant to the foregoing clauses (a) through (c) shall:

(d)    apply to each holder of Restricted Shares for the time being on a pro rata basis (to be determined by reference to the number of Restricted Shares held by each such holder relative to the total number of Restricted Shares held by all such holders); and

(e)     occur automatically without the need for any further action by the Directors upon the occurrence of the relevant circumstances, and (if applicable) the satisfaction of the relevant conditions, specified above.

Additionally, and without limiting the foregoing provisions of this Article 39, the Directors shall have the power, at any time and from to time, to release from lock-up Restricted Shares held by one or more Shareholders in their sole and absolute discretion. As used in this Article 39, “lock-up” means that the Restricted Shares shall not be capable of, and shall be restricted from, being transferred unless and until such Restricted Shares are released from lock-up in accordance with this Article 39.

40.    The instrument of transfer of any Share shall be in: (a) any usual or common form; (b) such form as is prescribed by the Designated Stock Exchange; or (c) any other form as the Directors may determine, and shall be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members in respect of the relevant Shares.

41.    Subject to the terms of issue thereof and the rules or regulations of the Designated Stock Exchange or any relevant rules of the SEC or securities laws (including, but not limited to, the US Exchange Act), the Directors may determine to decline to register any transfer of Shares without assigning any reason therefor.

42.    Subject to these Articles and the rules or regulations of the Designated Stock Exchange, the registration and transfer of Shares may be suspended at such times and for such periods as the Directors may from time to time determine.

43.    All instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the Directors may decline to register shall (except in any case of fraud) be returned to the person depositing the same.

44.    In case of the death of a Shareholder, the survivors or survivor (where the deceased was a joint holder) and the executors or administrators of the deceased where the deceased was the sole or only surviving holder, shall be the only persons recognised by the Company as having title to the deceased’s interest in the Shares, but nothing in this Article shall release the estate of the deceased holder whether sole or joint from any liability in respect of any Share solely or jointly held by the deceased.

45.    Any guardian of an infant Shareholder and any curator or other legal representative of a Shareholder under legal disability and any person entitled to a share in consequence of the death or bankruptcy of a Shareholder shall, upon producing such evidence of title as the Directors may require, have the right either to be registered as the holder of the Share or to make such transfer thereof as the deceased or bankrupt Shareholder could have made, but the Directors shall in either case have the same right to refuse or suspend registration as they would have had in the case of a transfer of the Shares by the infant or by the deceased or bankrupt Shareholder before the death or bankruptcy or by the Shareholder under legal disability before such disability.

46.    A person so becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall have the right to receive and may give a discharge for all dividends and other money payable or other advantages due on or in respect of the Share, but such person shall not be entitled to receive notice of or to attend or vote at meetings of the Company, or save as aforesaid, to any of the rights or privileges of a Shareholder unless and until such person shall be registered as a Shareholder in respect of the Share provided always that the Directors may at any time give notice requiring any such person to elect either to be registered or to transfer the Share and if the notice is not complied with within ninety (90) days the Directors may thereafter withhold all dividends or other monies payable or other advantages due in respect of the Share until the requirements of the notice have been complied with.

LIEN

47.    The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Shareholder (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Shareholder or the Shareholder’s estate, either alone or jointly with any other person, whether a Shareholder or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

48.    The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen (14) clear days after notice has been given to the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

49.    To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or the purchaser’s nominee shall be registered as the holder of the Shares comprised in any such transfer, and the purchaser shall not be bound to see to the application of the purchase money, nor shall the purchaser’s title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

50.    The net proceeds of such sale, after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any residue shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

CALL ON SHARES

51.    Subject to the terms of the allotment the Directors may from time to time make calls upon the Shareholders in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Shareholder shall (subject to receiving at least fourteen (14) days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon them notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

52.    A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

53.    The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

54.    If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine, but the Directors may waive payment of the interest wholly or in part.

55.    An amount payable in respect of a Share on allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

56.    The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

57.    The Directors may, if they think fit, receive an amount from any Shareholder willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by such Shareholder, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Shareholder paying such amount in advance.

58.    No such amount paid in advance of calls shall entitle the Shareholder paying such amount to any portion of a dividend declared in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

FORFEITURE OF SHARES

59.    If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

60.    If the notice is not complied with any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all dividends or other monies declared payable in respect of the forfeited Share and not paid before the forfeiture.

61.    A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

62.    A person any of whose Shares have been forfeited shall cease to be a Shareholder in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by such person to the Company in respect of those Shares together with interest, but such person’s liability shall cease if and when the Company shall have received payment in full of all monies due and payable by such person in respect of those Shares.

63.    A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the fact as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of any instrument of transfer) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall such person’s title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

64.    The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

ALTERATION OF SHARE CAPITAL

65.    The Company may from time to time by Ordinary Resolution increase its share capital by such sum to be divided into Shares of such Classes and amounts as the resolution shall prescribe.

66.    All new Shares shall be subject to the provisions of these Articles with reference to transfer, transmission and otherwise.

67.    Subject to the Companies Act, the Company may by Special Resolution from time to time reduce its share capital in any way, and in particular, without prejudice to the generality of the foregoing power, may:

(a)     cancel any paid-up share capital which is lost, or which is not represented by available assets; or

(b)    pay off any paid-up share capital which is in excess of the requirements of the Company,

and may, if and so far as is necessary, alter the Memorandum by reducing the amounts of its share capital and of its Shares accordingly.

68.    The Company may from time to time by Ordinary Resolution alter (without reducing) its share capital by:

(a)     consolidating and dividing all or any of its share capital into Shares of larger amount than its existing Shares;

(b)    sub dividing its Shares, or any of them, into Shares of smaller amount than that fixed by the Memorandum so, however, that in the sub division the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in the case of the Share from which the reduced Share is derived; or

(c)     cancelling any Shares which, at the date of the passing of the Ordinary Resolution, have not been taken, or agreed to be taken by any person, and diminishing the amount of its authorised share capital by the amount of the Shares so cancelled.

GENERAL MEETINGS

69.    For so long as any Shares are traded on a Designated Stock Exchange, the Company shall, in each year, hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, unless such Designated Stock Exchange does not require the holding of an annual general meeting. Any annual general meeting shall be held at such time and place as the Directors shall appoint in accordance with the rules of the Designated Stock Exchange provided that Shareholders shall be given at least 30 days’ prior notice of the annual general meeting. At these meetings the report of the Directors (if any) shall be presented.

70.    All general meetings other than annual general meetings shall be called extraordinary general meetings.

71.    The Directors may proceed to convene a general meeting whenever they think fit, including, without limitation, for the purposes of considering a liquidation of the Company, and they shall convene a general meeting on the requisition of the Shareholders holding at the date of the deposit of the requisition not less than one-third of the votes that may be cast by all of the issued share capital of the Company as at the date of the deposit carries the right of voting at general meetings.

72.    The requisition:

(a)     must be in writing and state the objects of the meeting;

(b)    must be signed by each requisitionist and deposited at the Registered Office; and

(c)     may consist of several documents in like form each signed by one or more requisitionists.

73.    If the Directors do not within twenty-one (21) days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held no later than the day which falls three months after the expiration of the said twenty-one (21) days.

74.    A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are convened by the Directors. A general meeting may be convened in the Cayman Islands or at such other location, as the Directors think fit.

75.    Shareholders seeking to bring business before the annual general meeting or to nominate candidates for election as Directors at an annual general meeting must deliver notice to the principal executive offices of the Company:

(a)     where no annual general meeting of the Company was held in the preceding year or where the annual general meeting is held more than 30 days before or 70 days after the one-year anniversary of a preceding year’s annual general meeting, notice of a Shareholder proposal must be received no later than the close of business on the later of the 20th day prior to such annual general meeting and the 10th day following the day on which the public announcement of the date of such meeting is first made; and

(b)    for all other annual general meetings, not later than the close of business on the 20th day nor earlier than the close of business on the 30th day prior to the scheduled date of the annual general meeting.

76.    The only business that may be conducted at an annual general meeting is business that:

(a)     is specified in the notice of such meeting (including any supplement thereto);

(b)    is brought by or at the direction of the Directors and/or the chairperson of the meeting; or

(c)     is otherwise properly brought before such meeting in accordance with these Articles by a Shareholder who is a Shareholder of record at the time of giving of the notice and, at the time of the annual general meeting, is a Shareholder of record who is entitled to vote at such meeting and has complied with the notice procedures specified in these Articles.

NOTICE OF GENERAL MEETINGS

77.    At least five (5) calendar days’ notice specifying the place, the day and the hour of any general meeting and in case of special business the general nature of such business (and, in the case of an annual general, meeting specifying the meeting as such), shall be given in the manner hereinafter mentioned to such persons as are under these Articles or the conditions of issue of the Shares held by them entitled to receive notices from the Company. If the Directors determine that prompt Shareholder action is advisable, they may shorten the notice period for any general meeting to such period as the Directors consider reasonable.

78.    A general meeting shall, notwithstanding that it is called by shorter notice than that specified in the preceding Article, be deemed to have been duly called with regard to the length of notice if it is so agreed:

(a)     in the case of a meeting called as the annual general meeting by all the Shareholders entitled to attend and vote thereat; and

(b)    in the case of any other meeting by a majority in number of the Shareholders having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five (95) per cent, by par value, of the Shares giving that right.

79.    In every notice calling a general meeting, there shall appear with reasonable prominence a statement that a Shareholder entitled to attend and vote either (i) is entitled to appoint one or more proxies to attend such meeting and vote instead of such Shareholder and that a proxy need not also be a Shareholder or (ii) has appointed a proxy who, unless such appointment is revoked, will attend such meeting and vote on behalf of such Shareholder.

80.    The accidental omission to give notice to, or the non-receipt of notice by, any person entitled to receive notice shall not invalidate the proceedings at any general meeting.

PROCEEDINGS AT GENERAL MEETINGS

81.    All business that is transacted at an extraordinary general meeting shall be deemed special, and also all business that is transacted at an annual general meeting, with the exception of the consideration of the accounts and balance sheet and the reports of the Directors and Auditors, the election of Directors in the place of those retiring, the appointment of additional Directors and the fixing of the remuneration of the Directors, shall be deemed special.

82.    No business shall be transacted at any general meeting unless a quorum is present. Save as otherwise provided in these Articles a quorum shall be the presence, in person or by proxy, of one or more persons holding at least a majority in par value of the issued Shares which confer the right to attend and vote thereat.

83.    Save as otherwise provided for in these Articles, if within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of or by Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may determine and if at such adjourned meeting a quorum is not present within fifteen (15) minutes from the time appointed for holding the meeting, the Shareholders present shall be a quorum.

84.    A person may, with the consent of the Directors, participate at a general meeting by means of telephone, video or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at such meeting.

85.    The Chairperson (if any) or, if the Chairperson is not present within fifteen (15) minutes after the time appointed for holding the meeting or is unwilling to act as chairperson of the meeting, some other Director nominated by the Directors shall preside as chairperson at every general meeting, but if at any meeting neither the Chairperson nor such other Director be present within fifteen (15) minutes after the time appointed for holding the meeting, or if neither of them be willing to act as chairperson of the meeting, the Shareholders present shall choose some Shareholder present to be chairperson of the meeting.

86.    The chairperson of the meeting may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. The chairperson of the meeting may adjourn any meeting without the consent of such meeting if, in his sole opinion, he considers it necessary to do so to: secure the orderly conduct or proceedings of the meeting; or give all persons present in person or by proxy and having the right to speak and/or vote at such meeting, the ability to do so, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten (10) days or more, seven (7) days’ notice at the least specifying the place, the day and the hour of the adjourned meeting, shall be given as in the case of the original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

87.    The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give the Shareholders notice in writing of any cancellation or postponement. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

88.    At any general meeting, a resolution put to the vote of the meeting shall be decided by a poll and not on a show of hands.

89.    A poll shall be taken in such manner as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

90.    All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, the chairperson of the meeting shall not be entitled to a second or casting vote and the resolution in question shall not be passed.

91.    A poll shall be taken forthwith or at such time as the chairperson of the meeting directs.

VOTES OF SHAREHOLDERS

92.    Subject to any rights or restrictions attached to any Shares, on a poll, every holder of Shares, present in person or by proxy and entitled to vote thereon, shall be entitled to one vote in respect of each Share held by them.

93.    In the case of joint holders of a Share, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the Shares.

94.    A Shareholder who has appointed special or general attorneys or a Shareholder who is subject to a disability may vote on a poll, by such Shareholder’s attorney, committee, receiver, curator bonis or other person in the nature of a committee, receiver, or curator bonis appointed by a court and such attorney, committee, receiver, curator bonis or other person may on a poll vote by proxy; provided that such evidence as the Directors may require of the authority of the person claiming to vote shall, unless otherwise waived by the Directors, have been deposited at the Registered Office not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which such person claims to vote.

95.    No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairperson of the meeting, whose decision shall be final and conclusive.

96.    On a poll votes may be given either personally or by proxy and a Shareholder entitled to more than one vote need not, if the Shareholder votes, use all their votes or cast all the votes the Shareholder uses in the same way.

97.    The instrument appointing a proxy shall be in writing under the hand of the appointor or of the appointor’s attorney duly authorised in writing, or if the appointor is a corporation, either under its common seal or under the hand of an officer or attorney so authorised.

98.    Any person (whether a Shareholder or not) may be appointed to act as a proxy. A Shareholder may appoint more than one proxy to attend on the same occasion.

99.    The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the Registered Office, or at such other place as is specified for that purpose in the notice of meeting or in the instrument of proxy issued by the Company, no later than the time appointed for holding the meeting or adjourned meeting; provided that the chairperson of the meeting may in the chairperson’s discretion accept an instrument of proxy sent by fax, email or other electronic means.

100.  An instrument of proxy shall:

(a)     be in any common form or in such other form as the Directors may approve;

(b)    be deemed to confer authority to vote on any amendment of a resolution put to the general meeting for which it is given as the proxy thinks fit; and

(c)     subject to its terms, be valid for any adjournment of the general meeting for which it is given.

101.  The Directors may at the expense of the Company send to the Shareholders instruments of proxy (with or without prepaid postage for their return) for use at any general meeting, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the Shareholders entitled to be sent a notice of the meeting and to vote thereat by proxy.

102.  A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or insanity of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed; provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Registered Office before commencement of the meeting or adjourned meeting at which the instrument of proxy is used.

103.  Anything which under these Articles a Shareholder may do by proxy that Shareholder may also do by a duly appointed attorney. The provisions of these Articles relating to proxies and instruments appointing proxies apply, mutatis mutandis, to any such attorney and the instrument appointing that attorney.

104.  Any Shareholder which is a corporation or partnership may, by a resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting or meetings of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation or partnership as the corporation or partnership could exercise if it were a Shareholder who was an individual and such corporation or partnership shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present.

CLEARING HOUSES

105.  If a clearing house (or its nominee(s)), being a corporation, is a Shareholder it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting or at any meeting of any class of Shareholders provided that, if more than one person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which that person represents as that clearing house (or its nominee) could exercise if it were an individual Shareholder holding the number and Class of Shares specified in such authorisation, notwithstanding any contrary provision contained in these Articles.

WRITTEN RESOLUTIONS OF SHAREHOLDERS

106.  No resolution of the Shareholders shall be valid or effective unless passed at a duly convened general meeting of the Shareholders and, for the avoidance of doubt, the Shareholders shall not have the power to pass resolutions in writing in lieu of a meeting.

DIRECTORS

107.  There shall be a Board of Directors consisting of not less than three (3) persons, provided, however, that the Directors may from time to time increase or reduce the limits in the number of Directors.

108.  A Director need not be a Shareholder but shall be entitled to receive notice of and attend all general meetings.

109.  The Directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Each class shall consist of as nearly equal numbers of Directors as possible and Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. The Directors shall be divided into three classes designated as Class I, Class II and Class III Directors. The Directors first designated as Class I Directors shall serve for a term expiring at the first annual general meeting to occur after 24 June 2025, the Directors first designated as Class II Directors shall serve for a term expiring at the second annual general meeting to occur after 24 June 2025, and the Directors first designated as Class III Directors shall serve for a term expiring at the third annual general meeting to occur after 24 June 2025. Commencing at the Company’s first annual general meeting to occur after 24 June 2025, and at each annual general meeting thereafter, Directors appointed to succeed those Directors whose terms expire (including Directors re-appointed at the expiry of such terms) shall be appointed by Ordinary Resolution for a term of office to expire at the third succeeding annual general meeting after their appointment. Except as the Companies Act or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors pursuant to these Articles, may be filled by the vote of a majority of the remaining Directors then in office (notwithstanding that such remaining Directors may be insufficient to form a quorum for a meeting of Directors in accordance with these Articles). Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his or her term, until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal in accordance with these Articles. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy.

110.  The Directors, by majority vote, may appoint any person to be a Director, either to fill a vacancy or as an additional Director; provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. When the number of Directors is increased or decreased, the Board of Directors shall, subject to Article 109, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director.

111.  Each Director shall be entitled to such remuneration as approved by the Board of Directors and this may be in addition to such remuneration as may be payable under any other provision of these Articles. Such remuneration shall be deemed to accrue from day to day. The Directors and the Secretary may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings or in connection with the business of the Company. The Directors may, in addition to such remuneration as aforesaid, grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of the Company.

112.  The office of a Director shall be vacated on the occurrence of any of the following events:

(a)     if the Director resigns their office by notice in writing signed by that Director and left at the Registered Office;

(b)    if the Director is absent from three consecutive meetings of the Board of Directors without special leave of absence from the Directors, and the Directors pass a resolution determining that the relevant Director has by reason of such absence vacated office;

(c)     if the Director becomes bankrupt or makes any arrangement or composition with such Director’s creditors generally;

(d)    if the Director dies or is found to be or becomes of unsound mind;

(e)     if the Director ceases to be a Director by virtue of, or becomes prohibited from being a Director by reason of, an order made under any provisions of any law or enactment;

(f)     if the Director is removed from office by notice addressed to such Director at their last known address and signed by a majority of the co-Directors (not being less than two in number); or

(g)    if the Director is removed from office by Ordinary Resolution.

TRANSACTIONS WITH DIRECTORS

113.  A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with their office of Director on such terms as to tenure of office and otherwise as the Directors may determine.

114.  No Director or intending Director shall be disqualified by their office from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established, but the nature of the Director’s interest must be declared by such Director at the meeting of the Directors at which the question of entering into the contract or arrangement is first taken into consideration, or if the Director was not at the date of that meeting interested in the proposed contract or arrangement, then at the next meeting of the Directors held after such Director becomes so interested, and in a case where the Director becomes interested in a contract or arrangement after it is made, then at the first meeting of the Directors held after such Director becomes so interested.

115.  In the absence of some other material interest than is indicated below, provided a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company declares (whether by specific or general notice) the nature of their interest at a meeting of the Directors that Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that such Director may be interested therein and if such Director does so their vote shall be counted and such Director may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

116.  Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning the Director’s own appointment.

117.  Any Director may act independently or through the Director’s firm in a professional capacity for the Company, and the Director or the firm shall be entitled to remuneration for professional services as if the Director were not a Director, provided that nothing herein contained shall authorise a Director or the Director’s firm to act as Auditor to the Company.

118.  Any Director may continue to be or become a director, managing director, manager or other officer or shareholder of any company promoted by the Company or in which the Company may be interested, and no such Director shall be accountable for any remuneration or other benefits received by the Director as a director, managing director, manager or other officer or shareholder of any such other company. The Directors may exercise the voting power conferred by the shares in any other company held or owned by the Company or exercisable by them as directors of such other company, in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors or other officers of such company, or voting or providing for the payment of remuneration to the directors, managing directors or other officers of such company).

119.  A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction between such firm or company and the Company (and after such general notice it shall not be necessary to give special notice relating to any particular transaction between such firm or company and the Company).

POWERS OF DIRECTORS

120.  The business of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Companies Act or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to any regulations of these Articles, to the Companies Act, and to such regulations being not inconsistent with the aforesaid regulations or provisions as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

121.  The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in such attorney. The Directors may also appoint any person to be the agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and on such conditions as they determine, including authority for the agent to delegate all or any of their powers.

122.  The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to the Director’s widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

123.  The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

124.  The Directors shall have the authority to present a winding up petition on behalf of the Company without the sanction of a resolution passed by the Company in general meeting.

125.  All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments drawn by the Company, and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

PROCEEDINGS OF DIRECTORS

126.  The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions and matters arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes on any matter, the Chairperson shall not have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

127.  A Director or Directors may participate in any meeting of the Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of telephone, video or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

128.  The quorum necessary for the transaction of the business of the Directors shall be a majority in number of the Directors then in office.

129.  The continuing Directors or a sole continuing Director may act notwithstanding any vacancies in their number, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling up vacancies in their number, or of summoning general meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two Shareholders may summon a general meeting for the purpose of appointing Directors.

130.  The Directors may from time to time elect and remove a chairperson of the Board of Directors (the Chairperson) and, if they think fit, a deputy chairperson of the Board of Directors (the Deputy Chairperson) and determine the period for which they respectively are to hold office. The Chairperson or, failing them, the Deputy Chairperson shall preside at all meetings of the Directors, but if there be no Chairperson or Deputy Chairperson, or if at any meeting the Chairperson or Deputy Chairperson be not present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to serve as the chairperson of the meeting.

131.  A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

132.  Without prejudice to the powers conferred by these Articles, the Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on them by the Directors. The Directors may, by power of attorney or otherwise, appoint any person to be an agent of the Company on such condition as the Directors may determine, provided that the delegation is not to the exclusion of their own powers.

133.  The meetings and proceedings of any such committee consisting of two or more Directors shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors so far as the same are applicable and are not superseded by any regulations made by the Directors under the preceding Article.

134.  The Directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of the officer’s appointment an officer may be removed by resolution of the Directors or Shareholders.

135.  All acts done by any meeting of Directors, or of a committee of Directors or by any person acting as a Director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed, and was qualified and had continued to be a Director and had been entitled to vote.

136.  The Directors shall cause minutes to be made of:

(a)     all appointments of officers made by the Directors;

(b)    the names of the Directors present at each meeting of the Directors and of any committee of Directors; and

(c)     all resolutions and proceedings of all meetings of the Company and of the Directors and of any committee of Directors.

Any such minutes, if purporting to be signed by the chairperson of the meeting at which the proceedings took place, or by the chairperson of the next succeeding meeting, shall, until the contrary be proved, be conclusive evidence of the proceedings.

WRITTEN RESOLUTIONS OF DIRECTORS

137.  A resolution in writing signed by all of the Directors for the time being entitled to attend and vote at a meeting of the Directors shall be as valid and effective as a resolution passed at a meeting of the Directors duly convened and held and may consist of several documents in the like form each signed by one or more of the Directors.

PRESUMPTION OF ASSENT

138.  A Director who is present at a meeting of the Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless the Director’s dissent shall be entered in the minutes of the meeting or unless the Director shall file their written dissent from such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

BORROWING POWERS

139.  The Directors may exercise all the powers of the Company to borrow money and hypothecate, mortgage, charge or pledge its undertaking, property, and assets or any part thereof, and to issue debentures, debenture stock or other securities, whether outright or as collateral security for any debt liability or obligation of the Company or of any third party.

SECRETARY

140.  The Directors may appoint any person to be a Secretary who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. Anything required or authorised to be done by or to the Secretary may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any assistant or deputy Secretary or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors, provided that any provisions of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

141.  No person shall be appointed or hold office as Secretary who is:

(a)     the sole Director; or

(b)    a corporation the sole director of which is the sole Director; or

(c)     the sole director of a corporation which is the sole Director.

THE SEAL

142.  The Directors shall provide for the safe custody of the Seal and the Seal shall never be used except by the authority of a resolution of the Directors or of a committee of the Directors authorised by the Directors in that behalf. The Directors may keep for use outside the Cayman Islands a duplicate Seal. The Directors may from time to time as they see fit (subject to the provisions of these Articles relating to share certificates) determine the persons and the number of such persons in whose presence the Seal or the facsimile thereof shall be used, and until otherwise so determined the Seal or the duplicate thereof shall be affixed in the presence of any one Director or the Secretary, or of some other person duly authorised by the Directors.

DIVIDENDS, DISTRIBUTIONS AND RESERVES

143.  Subject to the Companies Act, these Articles, and the special rights attaching to Shares of any Class, the Directors may, in their absolute discretion, declare dividends and distributions on Shares in issue and authorise payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realised or unrealised profits of the Company, or out of the Share Premium Account, or as otherwise permitted by the Companies Act.

144.  Except as otherwise provided by the rights attached to Shares, or as otherwise determined by the Directors, all dividends and distributions in respect of Shares shall be declared and paid according to the par value of the Shares that a Shareholder holds. If any Share is issued on terms providing that it shall rank for dividend or distribution as from a particular date, that Share shall rank for dividend or distribution accordingly.

145.  The Directors may deduct and withhold from any dividend or distribution otherwise payable to any Shareholder all sums of money (if any) then payable by the Shareholder to the Company on account of calls or otherwise or any monies which the Company is obliged by law to pay to any taxing or other authority.

146.  The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures or securities of any other company or in any one or more of such ways and, where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Shareholder upon the basis of the value so fixed in order to adjust the rights of all Shareholders and may vest any such specific assets in trustees as may seem expedient to the Directors.

147.  Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall (unless the Directors in their sole discretion otherwise determine) be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

148.  Any dividend or distribution which cannot be paid to a Shareholder and/or which remains unclaimed after six (6) months from the date of declaration of such dividend or distribution may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or distribution shall remain as a debt due to the Shareholder. Any dividend or distribution which remains unclaimed after a period of six years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company.

149.  No dividend or distribution shall bear interest against the Company.

SHARE PREMIUM ACCOUNT

150.  The Directors shall establish an account on the books and records of the Company to be called the Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

ACCOUNTS

151.  The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

152.  The books of account shall be kept at the Registered Office or at such other place as the Directors think fit, and shall always be open to inspection by the Directors.

153.  The Board of Directors shall from time to time determine whether and to what extent and at what time and places and under what conditions or articles the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspection of any account or book or document of the Company except as conferred by law or authorised by the Board of Directors or by resolution of the Shareholders.

AUDIT

154.  The accounts relating to the Company’s affairs shall be audited in such manner as may be determined from time to time by resolution of the Shareholders or failing any such determination, by the Board of Directors, or failing any determination as aforesaid, shall not be audited.

155.  Without prejudice to the freedom of the Directors to establish any other committee, if any of the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an audit committee (the Audit Committee) as a committee of the Board of Directors and shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

156.  If any of the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

157.  The remuneration of the Auditor shall be fixed by the Audit Committee, if one exists, and otherwise by the Board of Directors.

NOTICES

158.  Except as otherwise provided in these Articles and subject to the Designated Stock Exchange Rules, at the discretion of the Board, any notice or document may be served by the Company to any Shareholder either personally, or by posting it by airmail or by courier service in a prepaid letter addressed to such Shareholder at his or her address as appearing in the Register of Members, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Board deem it appropriate.

159.  Any notice or document, if served by:

(a)     post, shall be deemed to have been served five (5) days after the time when the letter containing the same is posted;

(b)    facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)     courier service, shall be deemed to have been served three (3) days after the time when the letter containing the same is delivered to the courier service;

(d)    electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e)     placing it on the Company’s Website, shall be deemed to have been served immediately upon the time when the same is placed on the Company’s Website.

160.  In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

161.  In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

162.  Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

163.  Any summons, notice, order or other document required to be sent to or served upon the Company, or upon any officer of the Company may be sent or served by leaving the same or sending it through the post in a prepaid letter envelope or wrapper, addressed to the Company or to such officer at the Registered Office.

164.  Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in pursuance of these Articles shall notwithstanding that such Shareholder be then dead, insane, bankrupt or dissolved, and whether or not the Company has notice of such death, insanity, bankruptcy or dissolution, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless the Shareholder’s name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under such Shareholder) in the Share.

WINDING UP AND FINAL DISTRIBUTION OF ASSETS

165.  If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit.

166.  If the Company shall be wound up, and the assets available for distribution amongst the Shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

167.  If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the Court) the liquidator may, with the authority of a Special Resolution, divide among the Shareholders in specie the whole or any part of the assets of the Company, and whether or not the assets shall consist of property of a single kind, and may for such purposes set such value as the liquidator deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between the Shareholders. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of Shareholders as the liquidator, with the like authority, shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no Shareholder shall be compelled to accept any Shares in respect of which there is liability.

INDEMNITY

168.  Every Director or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by that Director or officer as a result of any act or failure to act in carrying out their functions other than such liability (if any) that the Director or officer may incur by their own actual fraud, wilful default or wilful neglect. No such Director or officer shall be liable to the Company for any loss or damage in carrying out their functions unless that liability arises through the actual fraud, wilful default or wilful neglect of such Director or officer. References in this Article to actual fraud, wilful default or wilful neglect mean a finding to such effect by a competent court in relation to the conduct of the relevant party.

169.  The Directors shall have the power to purchase and maintain insurance for the benefit of any person who is or was a Director or officer of the Company indemnifying them against any liability which may lawfully be insured against by the Company.

DISCLOSURE

170.  Any Director, officer or authorised agent of the Company shall, if lawfully required to do so under the laws of any jurisdiction to which the Company is subject or in compliance with the rules of any stock exchange upon which the Company’s shares are listed or in accordance with any contract entered into by the Company, be entitled to release or disclose any information in their possession regarding the affairs of the Company including, without limitation, any information contained in the Register of Members.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

171.  For the purpose of determining Shareholders entitled to notice of, or to vote at any meeting of Shareholders or any adjournment thereof, or Shareholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of Shareholders for any other purpose, the Directors may, by any means in accordance with the requirements of any Designated Stock Exchange, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed thirty days.

172.  In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Shareholders entitled to notice of, or to vote at any meeting of the Shareholders or any adjournment thereof, or for the purpose of determining the Shareholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of Shareholders for any other purpose.

173.  If no record date is fixed for the determination of Shareholders entitled to notice of or to vote at a meeting of Shareholders or Shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of Shareholders entitled to vote at any meeting has been made in the manner provided in the preceding Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

174.  The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. The Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

FINANCIAL YEAR

175.  The Directors shall determine the financial year of the Company and may change the same from time to time. Unless they determine otherwise, the financial year shall end on 31 December in each year.

AMENDMENTS TO MEMORANDUM AND ARTICLES OF ASSOCIATION

176.  The Company may from time to time alter or add to these Articles or alter or add to the Memorandum with respect to any objects, powers or other matters specified therein by passing a Special Resolution.

CAYMAN ISLANDS DATA PROTECTION

177.  The Company is a “data controller” for the purposes of the Data Protection Act (as amended) (the DPA). By virtue of subscribing for and holding Shares in the Company, Shareholders provide the Company with certain information (Personal Data) that constitutes “personal data” under the DPA. Personal Data includes, without limitation, the following information relating to a Shareholder and/or any natural person(s) connected with a Shareholder (such as a Shareholder’s individual directors, members and/or beneficial owner(s)): name, residential address, email address, corporate contact information, other contact information, date of birth, place of birth, passport or other national identifier details, national insurance or social security number, tax identification, bank account details and information regarding assets, income, employment and source of funds.

178.  The Company processes such Personal Data for the purposes of:

(a)     performing contractual rights and obligations (including under the Memorandum and these Articles);

(b)    complying with legal or regulatory obligations (including those relating to anti-money laundering and counter-terrorist financing, preventing and detecting fraud, sanctions, automatic exchange of tax information, requests from governmental, regulatory, tax and law enforcement authorities, beneficial ownership and the maintenance of statutory registers); and

(c)     the legitimate interests pursued by the Company or third parties to whom Personal Data may be transferred, including to manage and administer the Company, to send updates, information and notices to Shareholders or otherwise correspond with Shareholders regarding the Company, to seek professional advice (including legal advice), to meet accounting, tax reporting and audit obligations, to manage risk and operations and to maintain internal records.

179.  The Company transfers Personal Data to certain third parties who process the Personal Data on the Company’s behalf, including third party service providers that it appoints or engages to assist with its management, operation, administration and legal, governance and regulatory compliance. In certain circumstances, the Company may be required by law or regulation to transfer Personal Data and other information with respect to one or more Shareholders to a governmental, regulatory, tax or law enforcement authority. That authority may, in turn, exchange this information with another governmental, regulatory, tax or law enforcement authority established in or outside the Cayman Islands.